UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 324th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON SEPTEMBER 18, 2017

1. DATE, TIME AND PLACE: September 18, 2017, at 11 a.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call notice was issued in accordance with the Company's Bylaws. The members of the Company's Board of Directors who subscribe to these minutes attended the Meeting, representing the necessary quorum under the terms of the Bylaws. The General Secretary and Legal Officer of the Company, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the Meeting.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Board of Directors and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

4. AGENDA AND DELIBERATION: After examining and debating on the matter on the Agenda, the members of the Board of Directors deliberated unanimously, as described below:

DISTRIBUTION OF INTEREST ON OWN CAPITAL: The Board of Directors approved the proposal of distribution of Interest on Own Capital (“IOC”) based on the net profit accounted in the balance sheet of August 31, 2017, in the gross amount of R$305,000,000.00 (three hundred and five million reais), equivalent to R$259,250,000.00 (two hundred and fifty-nine million, two hundred and fifty thousand reais) net of Withholding Income Tax. The Interest on Own Capital per share are equivalent to R$0.16938537321 per common share (R$0.14397756723 net of Withholding Income Tax) and R$0.18632391053 per preferred share (R$0.15837532395 net of Withholding Income Tax).

The IOC shall be credited individually to shareholders, in accordance to the shareholder registry book position by the end of September 30, 2017. Until this date, the amounts per share may be subject to future adjustments based on possible acquisitions or dispositions of shares within the Company's Share Buyback Program. After this date, the shares will be considered “ex-Interest on Own Capital”.

The IOC will be imputed to the minimum mandatory dividend of the fiscal year 2017 ad referendum of the General Shareholders Meeting. The payment of such Interest on Own Capital will be carried out before the end of 2018, in a date to be defined by the Company’s Board.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 324th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON SEPTEMBER 18, 2017

CLOSING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, September 18, 2017. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Members of the Board of Directors: Antonio Carlos Valente da Silva; Antonio Gonçalves de Oliveira; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Julio Esteban Linares Lopez; Luis Francisco Javier Bastida Ibargüen; Luiz Fernando Furlan; Narcís Serra Serra; Ramiro Sánchez de Lerín Garcia-Ovies; Roberto Oliveira de Lima and Sonia Julia Sulzbeck Villalobos. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 324th meeting of the Board of Directors of Telefônica Brasil S.A., held on September 18, 2017, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	September 18, 2017	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director